Exhibit 99.1

Meten Holding Group Ltd. to Establish Joint Venture with Industry Experts to Create a Cryptocurrency Mining Company

The joint venture will engage in the R&D, production and sales of cryptocurrency mining equipment

SHENZHEN, China, December 22, 2021 /PRNewswire/ -- Meten Holding Group Ltd. (“Meten Holding Group” or the “Company”) (NASDAQ: METX), one of the leading omnichannel English language training (“ELT”) service providers in China, today announced that it had entered into an agreement (the “Agreement”) on December 20, 2021 with industry experts to establish a joint venture specializing in the research and development (“R&D”), production, and sales of cryptocurrency mining equipment.

The industry experts have extensive experience, diversified backgrounds, and proven track records in the cryptocurrency and blockchain industry. Mr. Zhijun Liu, Vice President of Hummingbird Mining Machine, is an expert in cryptocurrency mining and has rich resources and experience in the development and supply chain of cryptocurrency mining machines. Ms. Yunning Li, former Chief Marketing Officer of ChainPlus and Dragon Social in Hong Kong, has extensive practical experience in the blockchain industry and cross-border marketing and sales. Mr. Manning Liao, who graduated from the Chinese University of Hong Kong and previously worked for Dell and Hong Kong Satellite Television, has extensive experience in technology, knowledge and R&D of blockchain and cryptocurrency mining machines.

Pursuant to the Agreement, all parties agree to build a R&D team, establish an effective R&D mechanism, and intellectual property rights generated from the joint venture’s R&D activities or in reliance upon the joint venture’s resources and in connection with the joint venture’s business operations will belong to the joint venture. The Company agreed to invest US$3 million in the joint venture in exchange for 21% equity stake in the joint venture, entitling the Company to its pro rata share of the joint venture’s earnings and dividends, which, if there any to be distributed, will be paid on an annual basis. The Company will have the right to appoint the chairman to the joint venture’s board and take charge of the joint venture’s financial management. As part of the Agreement, after the formation of the joint venture, the Company is granted the right to purchase, under certain conditions and subject to the terms of the Agreement, all or part of the equity held by the other members of the joint venture in in exchange for Company’s stock.

Alan Peng, Chief Executive Officer of Meten Holding Group commented, “We are delighted with this joint venture that fits the strategy for our new blockchain and cryptocurrency business line. We believe that the cryptocurrency and blockchain industry expertise brought by Mr. Zhijun Liu, Ms. Yunning Li, and Mr. Manning Liao will be highly complementary to our new business. We believe this joint venture will enable the Company not only to have a complete R&D, manufacturing and sales capabilities of mining equipment, but also to consolidate and expand its foundation in the mining and blockchain industry. We intend to make significant investments in R&D, technology, and equipment through this joint venture. By the first quarter of next year, we expect to see initial results as result of the Company’s exploration of the metaverse business and we expect that our cryptocurrency and mining machine business will start generating revenue. Meanwhile, the Company is also actively preparing and promoting it new line of business in the metaverse related education fields. We expect the joint venture to add to the Company’s planned growth in new businesses such as metaverse, blockchain and cryptocurrency.”

About Meten Holding Group Ltd.

Meten Holding Group Ltd., formerly known as Meten EdtechX Education Group Ltd., is one of the leading omnichannel English language training (“ELT”) service providers in China, delivering English language and skills training for Chinese students and professionals. In addition to strengthening its position in the ELT service industry in China, Meten actively explores the blockchain and cryptocurrency mining business outside China, with a long-term goal of creating value across the cryptocurrency industry. Meten expects to engage in businesses related to blockchain and metaverse in North America and other countries and areas around the world (not including China), including cryptocurrency mining, mining farm construction, and mining pool and data center operation.

For more information, please visit: https://investor.metenedu-edtechx.com/.

Safe Harbor Statement

This announcement contains forward-looking statements that involve risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the future development of and the Company’s ability to succeed in its new line of business in cryptocurrency and blockchain industry; the continuing impact of the COVID-19 pandemic and the emergence of new variants; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our brands; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
+1 917-609-0333
tina.xiao@ascent-ir.com